Exhibit 99.1

Press Release Brussels / 23 August 2017 / 5:45 p.m. CET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR

RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE

THIS DOCUMENT

Anheuser-Busch InBev Announces

Pricing of AUD 1.95 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly owned subsidiary, FBG Finance Pty Ltd ABN 32 071 508 702 (“FBG” or the “Issuer”), priced a syndicated offering of notes in an aggregate principal amount of AUD 1,950,000,000, consisting of (i) AUD 550,000,000 aggregate principal amount of notes with a fixed interest rate of 3.25 per cent. per annum and maturing on 6 September 2022, (ii) AUD 650,000,000 aggregate principal amount of notes with a fixed interest rate of 3.75 per cent. per annum and maturing on 6 September 2024, (iii) AUD 450,000,000 aggregate principal amount of notes with a fixed interest rate of 4.10 per cent. per annum and maturing on 6 September 2027 ((i), (ii) and (iii) together, the “Fixed Rate Notes”) and (iv) AUD 300,000,000 aggregate principal amount of notes with a floating interest rate and maturing on 6 September 2022 (the “Floating Rate Notes”, and, together with the Fixed Rate Notes, the “Notes”). The Notes are being offered via an Information Memorandum dated 14 August 2017 (the “Information Memorandum”) in a manner that does not require disclosure under Chapter 6D or Part 7.9 of the Corporations Act 2001 (Cth). The issuance is expected to close on 6 September 2017, subject to customary closing conditions.

The Notes will be issued by FBG and will be fully and unconditionally guaranteed by AB InBev, Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc., Brandbev S.à.r.l., Brandbrew S.A., Cobrew NV, and Anheuser-Busch Companies, LLC, subject to certain release provisions. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The Notes will be denominated in Australian dollars, and both principal and interest will be paid in Australian dollars. Interest on the Fixed Rate Notes will be paid semi-annually in equal instalments in arrear on 6 March and 6 September of each year, commencing on 6 March 2018. Interest on the Floating Rate Notes will be paid quarterly in equal instalments in arrear on 6 March, 6 June, 6 September and 6 December of each year, commencing on 6 December 2017.

The net proceeds of the offering are intended to be used for general corporate purposes.

1

Press Release Brussels / 23 August 2017 / 5:45 p.m. CET

This press release does not contain the full terms and conditions of the Notes, which are contained in the Conditions set out in the Information Memorandum, as completed by the relevant pricing supplement. This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Notes in any jurisdiction, including the United States or any State thereof, in which such an offer, solicitation or sale would be unlawful. The Notes will not be registered under the U.S. Securities Act of 1933, as amended. The Notes are being offered to certain investors subject to the selling restrictions set out in the Information Memorandum and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Investors should read carefully the Information Memorandum (including the Conditions), the relevant pricing supplements and any supplementary information published by the Issuer for details of the Notes and seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

The distribution of this announcement, the Information Memorandum and the relevant pricing supplements in certain jurisdictions may be restricted by law, and persons into whose possession this announcement and/or the Information Memorandum or relevant pricing supplements comes are required to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to sell, any security in any jurisdiction and participation in any such offer by a person in any circumstances in which such participation is unlawful will not be accepted.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SABMiller, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Press Release Brussels / 23 August 2017 / 5:45 p.m. CET

Contacts

Media	Investors

Marianne Amssoms	Henry Rudd
Tel: +1-212-573-9281	Tel: +1-212-503-2890
E-mail: marianne.amssoms@ab-inbev.com	E-mail: henry.rudd@ab-inbev.com

Peter Dercon	Mariusz Jamka
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: peter.dercon@ab-inbev.com	E-mail: mariusz.jamka@ab-inbev.com

Aimee Baxter	Lauren Abbott
Tel: +1-718-650-4003	Tel: +1-212-573-9287
E-mail: aimee.baxter@ab-inbev.com	E-mail: lauren.abbott@ab-inbev.com

Fixed Income Investors

Gabriel Ventura
Tel: +1-212-478-7031
E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad
Tel: +1-212-503-2887
E-mail: suma.prasad@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

3